Exhibit 107

Calculation of Filing Fee Table

SCHEDULE TO-T

(Rule 14d-100)

Miromatrix Medical Inc.

(Name of Subject Company - Issuer)

Morpheus Subsidiary Inc.,

a wholly owned subsidiary of

United Therapeutics Corporation

(Names of Filing Persons - Offerors)

Table 1: Transaction Valuation

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$93,144,365.24(1)	0.00014760	$13,748.11(2)
Fees Previously Paid			$0.00
Total Transaction Valuation	$93,144,365.24(1)
Total Fees Due for Filing			$13,748.11
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$13,748.11

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of (i) $3.331 (the “Offer Consideration”), which is the average of the high and low prices of Miromatrix Medical Inc. (“Miromatrix”) common stock, par value $0.00001 per share (each such share, a “Share”), reported by the Nasdaq Capital Market on November 8, 2023, and (ii) 27,419,228 Shares issued and outstanding, (b) the product of (i) 541,500 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price and (ii) $0.48, the difference between the Offer Price and $2.851, the weighted average exercise price for such options, and (c) the product of (i) 953,324 Shares issuable pursuant to outstanding restricted stock units and (ii) the Offer Price. There were no outstanding warrants to purchase Shares that have a strike price less than the Offer Consideration. The calculation of the filing fee is based on information provided by Miromatrix as of November 9, 2023.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2024, effective October 1, 2023, by multiplying the transaction value by 0.00014760.